

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2015

David Hallonquist
President and CEO
Play LA Inc.
Unit 92
171 Main Street
Road Town
Tortola, BVI VG1110

      Re: Play LA Inc.
            Form 20-F for Fiscal Year Ended December 31, 2014
            Filed March 31, 2015
            File No. 000-52311

Dear Mr. Hallonquist:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief
                         Office of Transportation and Leisure